[Gibson, Dunn & Crutcher LLP Letterhead]
RZolman@gibsondunn.com
January 7, 2008

(303) 298-5740	C 22847-00003

(303) 313-2830
VIA EDGAR
Hanna T. Teshome
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3561
Re:   Dresser-Rand Group Inc.
Definitive 14A
Filed April 5, 2007
File No. 001-32586
Dear Ms. Teshome:
On behalf of Dresser-Rand Group Inc. (the “Company”) this letter confirms that pursuant to your conversation today with Beau Stark of Gibson, Dunn & Crutcher LLP, the Company will respond to the Staff’s December 18, 2007 letter to the Company on Monday, January 14, 2008.
Please contact me at (303) 298-5740 with any questions.
Very truly yours,
/s/  Robyn E. Zolman
Robyn E. Zolman
REZ/rez